

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail

Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

>   **Re: Forward Industries, Inc.**
>   **Preliminary Proxy Statement**
>   **Filed November 20, 2014**
>   **File No. 001-34780**

Dear Mr. Berenblat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement
Costs of Solicitation, page 3

1.   We note that proxies may be solicited by mail, in person or by telephone. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Proposal One: Election of Directors, page 5

2.   Please provide the dates of employment for each of Mr. Garrett, Jr.'s jobs during the past five years.

3.   We note your disclosure in the last paragraph of page 6 that you may introduce substitute or additional nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Reasons for Voting FOR The Company Nominees, page 7

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- that you have "increased efficiencies throughout the company."
- that the company "has stabilized financially and strengthened its industry position."

Potential Payments Upon Termination or Change in Control, page 19

5.   Please revise this section to define "change in control," to clarify whether the election of the Wise Group's nominees would constitute such a change in control under the agreements and quantify the payments due Mr. Garrett and Mr. McKenna, if any, following such a change in control.

6.   On a related note, disclose whether the election of the Wise Group's nominees would result in any other obligations of the company being due (i.e., debt acceleration, option vesting acceleration, other change of control payments).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions